SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Roanoke Electric Steel Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

769841107
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 697,500 shares, which constitutes approximately 6.4% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 10,901,063 shares outstanding.

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CUSIP No. 769841107

1.     Name of Reporting Person:

       The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /  /

        (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 117,489 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 117,489 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          117,489

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9):  1.1%

12.     Type of Reporting Person: 00 - Trust

--------------

(1)     Power is exercised by its sole trustee, Perry R. Bass.

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CUSIP No. 769841107

1.     Name of Reporting Person:

        Wesley Guylay Capital Management, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

         (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 419,161 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 419,161 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         419,161

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9):  3.8%

12.     Type of Reporting Person: PN

--------------

(1)     Power is exercised by its general partner, Wesley Richard Guylay.

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CUSIP No. 769841107

1.     Name of Reporting Person:

        Wesley Guylay Capital Management III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /  /

         (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 160,850 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 160,850 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         160,850

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9):  1.5%

12.     Type of Reporting Person: PN

--------------

(1)     Power is exercised by its general partner, Wesley Richard Guylay.

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Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated June 30, 2000 (the "Schedule 13G"), relating to the Common Stock, no par value (the "Stock"), of Roanoke Electric Steel Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 117,489, which constitutes approximately 1.1% of the outstanding shares of the Stock.

WGCM

The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 419,161, which constitutes approximately 3.8% of the outstanding shares of the Stock.

WGCM III

The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 160,850, which constitutes approximately 1.5% of the outstanding shares of the Stock.

Controlling Persons

PRB

Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 117,489 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

NLB

Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 117,489 shares of the Stock, which constitutes approximately 1.1% of the outstanding shares of the Stock.

WRG

Because of his position as general partner of WGCM and WGCM III, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 580,011 shares of the Stock, which constitutes approximately 5.3% of the outstanding shares of the Stock.

(c)

Reporting Persons

BMT

Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 117,489 shares of the Stock.

WGCM

Acting through its general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 419,161 shares of the Stock.

WGCM III

Acting through its general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 160,850 shares of the Stock.

Controlling Persons

PRB

In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 117,489 shares of the Stock.

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WRG

As the general partner of WGCM and WGCM III, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 580,011 shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      February 13, 2001

THE BASS MANAGEMENT TRUST

By: /s/ W.R. Cotham
W.R. Cotham,
Attorney-in-Fact for
The Bass Management Trust (1)

WESLEY GUYLAY CAPITAL MANAGEMENT, L.P.

By: /s/ W.R. Cotham
W.R. Cotham,
Attorney-in-Fact for Wesley Guylay
Capital Management, L.P. (2)

WESLEY GUYLAY CAPITAL MANAGEMENT III, L.P.

By: /s/ W.R. Cotham
W.R. Cotham,
Attorney-in-Fact for Wesley Guylay
Capital Management III, L.P. (3)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.